                                                                     EXHIBIT 12



                PANHANDLE EASTERN CORPORATION AND SUBSIDIARIES
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (Millions, except ratios)

                                            Nine
                                           Months
                                           ended                    Years Ended December 31
                                       September 30, ---------------------------------------------------
                                           1994       1993       1992       1991       1990        1989
                                          ------     ------     ------     ------     ------      ------
Income (Loss) From Continuing
  Operations
                                          $157.2     $148.1     $187.1     $ 85.8     $(249.7)     $ 69.5
                                          ------     ------     ------     ------     -------      ------

Deduct:
  Undistributed Net Income (Loss)
    of Less Than 50%-Owned
    Companies                               16.0        5.6        6.1        3.0        10.7        (2.8)
                                          ------     ------     ------     ------     -------      ------

Add:
  Income Tax (Benefit)                     108.1      102.6      125.4       62.3       (62.8)       58.7
                                          ------     ------     ------     ------     -------      ------

Add Fixed Charges:
  Interest Expense                         169.4      272.1      295.8      336.7       359.2       372.3
  Interest Portion of Rentals                6.2        8.2        9.2        9.4        10.0         8.0
  Dividends on Preferred Stock
    of Subsidiaries                          --         0.7        1.3        2.2         2.3         3.5
                                          ------     ------     ------     ------     -------      ------
       Total Fixed Charges                 175.6      281.0      306.3      348.3       371.5       383.8
                                          ------     ------     ------     ------     -------      ------

Adjustment to Earnings:
  Tax Effect of Preferred Stock
    Dividends Included in Fixed
    Charges                                  --        (0.3)      (0.5)      (0.9)       (0.5)       (1.6)
                                          ------     ------     ------     ------     -------      ------
Earnings Before Fixed Charges
  and Income Tax                          $424.9     $525.8     $612.2     $492.5     $  47.8      $513.2
                                          ======     ======     ======     ======     =======      ======
Ratio of Earnings
  to Fixed Charges                          2.42       1.87       2.00       1.41         --  *      1.34
                                          ======     ======     ======     ======     =======      ======


* Ratio for 1990 was less that 1:1. The coverage deficiency was $323.7 million. Results for 1990 included provisions totaling approximately $400 million, including a write-down of $310 million on the liquefied natural gas facilities.